Exhibit 99.1

Melco Announces Unaudited Fourth Quarter 2023 Earnings

MACAU, Feb. 29, 2024 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Total operating revenues for the fourth quarter of 2023 were US$1.09 billion, representing an increase of approximately 224% from US$337.1 million for the comparable period in 2022. The increase in total operating revenues was primarily attributable to the improved performance in all gaming segments and non-gaming operations following the relaxation of COVID-19 related restrictions in Macau in January 2023 and the opening of Studio City Phase 2.

Operating loss for the fourth quarter of 2023 was US$94.4 million, compared with operating loss of US$199.5 million in the fourth quarter of 2022.

Melco generated Adjusted Property EBITDA(1) of US$303.4 million in the fourth quarter of 2023, compared with negative Adjusted Property EBITDA of US$6.8 million in the fourth quarter of 2022.

Net loss attributable to Melco Resorts & Entertainment Limited for the fourth quarter of 2023 was US$156.6 million, or US$0.36 per ADS, compared with US$251.9 million, or US$0.57 per ADS, in the fourth quarter of 2022. Net loss attributable to noncontrolling interests was US$20.8 million and US$42.1 million during the fourth quarters of 2023 and 2022, respectively, all of which were related to Studio City, City of Dreams Manila, and City of Dreams Mediterranean and Other.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “Macau continues to demonstrate its extraordinary growth potential and has shown resilience despite China’s uncertain macro-economic outlook. Visitations to Macau during this month’s Chinese New Year holiday period were close to 2019 levels and the number of visitors from China exceeded 2019.

“2023 was a year of post-pandemic recovery and the debut of our new developments, including City of Dreams Mediterranean and Studio City Phase 2. 2024 is set to be another exciting year for us as we continue to develop new ideas and strategies to bring market leading leisure and entertainment offerings to our customers.

“As part of our initiatives to ensure Melco is leading the market in all areas of our business, we are making changes to management in Macau and bolstering the leadership team. We expect these changes will strengthen us as a team to secure a stronger and more competitive future.

“City of Dreams Manila in the Philippines has continued to show solid growth with significant market share gains in mass table games and slots. City of Dreams Mediterranean in Cyprus continues to be impacted by the conflicts in the region but is starting to show some signs of recovery so far this year.”

City of Dreams Fourth Quarter Results

For the quarter ended December 31, 2023, total operating revenues at City of Dreams were US$559.8 million, compared with US$139.2 million in the fourth quarter of 2022. City of Dreams generated Adjusted EBITDA of US$166.2 million in the fourth quarter of 2023, compared with negative Adjusted EBITDA of US$7.8 million in the fourth quarter of 2022. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming segments and non-gaming operations.

Rolling chip volume was US$5.19 billion for the fourth quarter of 2023 versus US$850.4 million in the fourth quarter of 2022. The rolling chip win rate was 2.55% in the fourth quarter of 2023 versus 4.47% in the fourth quarter of 2022. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$1.44 billion in the fourth quarter of 2023, compared with US$292.2 million in the fourth quarter of 2022. The mass market table games hold percentage was 31.6% in the fourth quarter of 2023, compared with 29.2% in the fourth quarter of 2022.

Gaming machine handle for the fourth quarter of 2023 was US$957.4 million, compared with US$194.7 million in the fourth quarter of 2022. The gaming machine win rate was 3.1% in the fourth quarter of 2023 versus 4.5% in the fourth quarter of 2022.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2023 was US$80.1 million, compared with US$30.5 million in the fourth quarter of 2022.

Altira Macau Fourth Quarter Results

For the quarter ended December 31, 2023, total operating revenues at Altira Macau were US$33.6 million, compared with US$9.0 million in the fourth quarter of 2022. Altira Macau generated Adjusted EBITDA of US$0.3 million in the fourth quarter of 2023, compared with negative Adjusted EBITDA of US$9.5 million in the fourth quarter of 2022. The year-over-year change in Adjusted EBITDA was primarily a result of better performance in the mass market segment and non-gaming operations.

In the mass market table games segment, drop was US$149.0 million in the fourth quarter of 2023 versus US$31.9 million in the fourth quarter of 2022. The mass market table games hold percentage was 23.8% in the fourth quarter of 2023, compared with 20.6% in the fourth quarter of 2022.

Gaming machine handle for the fourth quarter of 2023 was US$87.8 million, compared with US$40.8 million in the fourth quarter of 2022. The gaming machine win rate was 3.2% in the fourth quarter of 2023 versus 3.0% in the fourth quarter of 2022.

Total non-gaming revenue at Altira Macau in the fourth quarter of 2023 was US$5.3 million, compared with US$2.1 million in the fourth quarter of 2022.

Mocha and Other Fourth Quarter Results

Total operating revenues from Mocha and Other were US$28.7 million in the fourth quarter of 2023, compared with US$19.5 million in the fourth quarter of 2022. Mocha and Other generated Adjusted EBITDA of US$6.0 million in the fourth quarter of 2023, compared with Adjusted EBITDA of US$1.8 million in the fourth quarter of 2022.

Mass market table games drop was US$49.6 million in the fourth quarter of 2023 versus US$21.0 million in the fourth quarter of 2022. The mass market table games hold percentage was 14.8% in the fourth quarter of 2023 versus 19.7% in the fourth quarter of 2022.

Gaming machine handle for the fourth quarter of 2023 was US$493.0 million, compared with US$372.7 million in the fourth quarter of 2022. The gaming machine win rate was 4.6% in the fourth quarter of 2023 versus 4.2% in the fourth quarter of 2022.

Studio City Fourth Quarter Results

For the quarter ended December 31, 2023, total operating revenues at Studio City were US$302.5 million, compared with US$43.4 million in the fourth quarter of 2022. Studio City generated Adjusted EBITDA of US$77.3 million in the fourth quarter of 2023, compared with negative Adjusted EBITDA of US$25.3 million in the fourth quarter of 2022. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in the mass market segment and non-gaming operations.

Studio City’s rolling chip volume was US$566.0 million in the fourth quarter of 2023 versus US$251.4 million in the fourth quarter of 2022. The rolling chip win rate was 1.86% in the fourth quarter of 2023 versus 2.70% in the fourth quarter of 2022. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$864.1 million in the fourth quarter of 2023, compared with US$113.5 million in the fourth quarter of 2022. The mass market table games hold percentage was 30.0% in the fourth quarter of 2023, compared with 27.1% in the fourth quarter of 2022.

Gaming machine handle for the fourth quarter of 2023 was US$778.3 million, compared with US$124.5 million in the fourth quarter of 2022. The gaming machine win rate was 3.2% in the fourth quarter of 2023, compared with 2.7% in the fourth quarter of 2022.

Total non-gaming revenue at Studio City in the fourth quarter of 2023 was US$65.3 million, compared with US$9.6 million in the fourth quarter of 2022.

City of Dreams Manila Fourth Quarter Results

For the quarter ended December 31, 2023, total operating revenues at City of Dreams Manila were US$120.5 million, compared with US$95.2 million in the fourth quarter of 2022. City of Dreams Manila generated Adjusted EBITDA of US$48.8 million in the fourth quarter of 2023, compared with Adjusted EBITDA of US$23.6 million in the comparable period of 2022. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in the mass market segment and non-gaming operations.

City of Dreams Manila’s rolling chip volume was US$416.5 million in the fourth quarter of 2023 versus US$940.7 million in the fourth quarter of 2022. The rolling chip win rate was 3.97% in the fourth quarter of 2023 versus 1.84% in the fourth quarter of 2022. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$198.2 million in the fourth quarter of 2023, compared with US$148.2 million in the fourth quarter of 2022. The mass market table games hold percentage was 29.1% in the fourth quarter of 2023, compared with 31.9% in the fourth quarter of 2022.

Gaming machine handle for the fourth quarter of 2023 was US$1.08 billion, compared with US$1.02 billion in the fourth quarter of 2022. The gaming machine win rate was 5.3% in the fourth quarter of 2023 versus 4.7% in the fourth quarter of 2022.

Total non-gaming revenue at City of Dreams Manila in the fourth quarter of 2023 was US$30.3 million, compared with US$24.5 million in the fourth quarter of 2022.

City of Dreams Mediterranean and Other Fourth Quarter Results

The Company operates three satellite casinos in Cyprus in conjunction with City of Dreams Mediterranean.

Total operating revenues at City of Dreams Mediterranean and Other for the quarter ended December 31, 2023 were US$47.3 million, compared with US$28.7 million in the fourth quarter of 2022. City of Dreams Mediterranean and Other generated Adjusted EBITDA of US$4.7 million in the fourth quarter of 2023, compared with Adjusted EBITDA of US$10.5 million in the fourth quarter of 2022.

Rolling chip volume was US$6.4 million for the fourth quarter of 2023 versus US$1.1 million in the fourth quarter of 2022. The rolling chip win rate was negative 8.85% in the fourth quarter of 2023, compared with 16.43% in the fourth quarter of 2022. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop was US$87.6 million in the fourth quarter of 2023, compared with US$38.0 million in the fourth quarter of 2022. The mass market table games hold percentage was 22.1% in the fourth quarter of 2023, compared with 24.9% in the fourth quarter of 2022.

Gaming machine handle for the fourth quarter of 2023 was US$492.8 million, compared with US$392.4 million in the fourth quarter of 2022. The gaming machine win rate was 5.0% in both the fourth quarters of 2023 and 2022.

Total non-gaming revenue at City of Dreams Mediterranean and Other in the fourth quarter of 2023 was US$13.0 million, compared with US$0.2 million in the fourth quarter of 2022.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2023 were US$117.6 million, which mainly included interest expenses of US$128.8 million, partially offset by interest income of US$5.5 million.

Depreciation and amortization costs of US$144.7 million were recorded in the fourth quarter of 2023, of which US$5.7 million related to the amortization expense for land use rights.

In the fourth quarter of 2023, we recognized an impairment in long-lived assets of US$207.6 million in Property Charges and Other to reflect the significant decrease in the market value of Altira Macau. The change in market value reflects a change in forecasted performance of Altira Macau given the latest market conditions and disruptions to the business caused by COVID-19 and the cessation of arrangements with gaming promoters.

The Adjusted EBITDA for Studio City for the three months ended December 31, 2023 referred to above was US$12.6 million more than the Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated February 29, 2024 (the “Studio City Earnings Release”). The Adjusted EBITDA of Studio City contained in the Studio City Earnings Release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain gaming concession related costs and certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2023 aggregated to US$1.44 billion, including US$125.1 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$7.47 billion at the end of the fourth quarter of 2023, a reduction of US$300 million compared to the total debt balance as of September 30, 2023, primarily as a result of the approximately US$200 million repayment of the revolving credit facility and the US$100 million cash tender offer of the 6.00% senior notes due 2025 issued by Studio City Finance Limited on July 15, 2020. Available liquidity, including cash and undrawn revolving credit facilities, as of December 31, 2023, was US$2.36 billion.

Capital expenditures for the fourth quarter of 2023 were US$43.6 million, which included costs related to the enhancement projects at City of Dreams in Macau and Studio City.

Full Year Results

For the year ended December 31, 2023, Melco Resorts & Entertainment Limited reported total operating revenues of US$3.78 billion versus US$1.35 billion in the prior year. The increase in total operating revenues was primarily attributable to the improved performance in all gaming segments and non-gaming operations following the relaxation of COVID-19 related restrictions in Macau in January 2023 and the opening of Studio City Phase 2.

Operating income for 2023 was US$65.0 million, compared with an operating loss of US$743.1 million for 2022.

Melco generated Adjusted Property EBITDA of US$1.04 billion for the year ended December 31, 2023, compared with Adjusted Property EBITDA of US$0.6 million in 2022.

Net loss attributable to Melco Resorts & Entertainment Limited for 2023 was US$277.6 million, or US$0.63 per ADS, compared with net loss attributable to Melco Resorts & Entertainment Limited of US$930.5 million, or US$2.01 per ADS, for 2022. Net loss attributable to noncontrolling interests was US$88.4 million and US$166.6 million for 2023 and 2022, respectively, all of which were related to Studio City, City of Dreams Manila, and City of Dreams Mediterranean and Other.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its fourth quarter 2023 financial results on Thursday, February 29, 2024 at 8:30 a.m. Eastern Time (or 9:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers and a unique Personal PIN which can be used to join the conference.

Online Registration Link:

https://register.vevent.com/register/BI03392c7c8a724e1d9181c7d0ffc9b5dc

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) COVID-19 outbreaks, and the impact of their consequences on our business, our industry and the global economy, (ii) risks associated with the Macau gaming law amended in 2022 and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted Property EBITDA and Adjusted EBITDA has material limitations as an analytical tool, as Adjusted Property EBITDA and Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other and gain on extinguishment of debt, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean in Limassol in the Republic of Cyprus (www.cityofdreamsmed.com.cy). The Company also continues to operate three satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
Operating revenues:
Casino	$897,776	$267,468	$3,077,312	$1,076,398
Rooms	103,448	27,275	338,224	116,552
Food and beverage	65,217	23,280	208,885	85,518
Entertainment, retail and other	27,172	19,065	150,826	71,509

Total operating revenues	1,093,613	337,088	3,775,247	1,349,977

Operating costs and expenses:
Casino	(597,087)	(227,248)	(2,034,848)	(912,839)
Rooms	(28,070)	(11,142)	(87,637)	(46,199)
Food and beverage	(51,823)	(20,909)	(163,492)	(82,000)
Entertainment, retail and other	(8,368)	(5,583)	(76,704)	(22,419)
General and administrative	(129,351)	(120,742)	(488,127)	(423,225)
Payments to the Philippine Parties	(9,813)	(2,016)	(42,451)	(28,894)
Pre-opening costs	(3,550)	(6,670)	(43,994)	(15,585)
Development costs	(1,202)	-	(1,202)	-
Amortization of gaming subconcession	-	(2,853)	-	(32,785)
Amortization of land use rights	(5,680)	(5,672)	(22,670)	(22,662)
Depreciation and amortization	(139,060)	(113,350)	(520,726)	(466,492)
Property charges and other	(213,992)	(20,387)	(228,437)	(39,982)

Total operating costs and expenses	(1,187,996)	(536,572)	(3,710,288)	(2,093,082)

Operating (loss) income	(94,383)	(199,484)	64,959	(743,105)

Non-operating income (expenses):
Interest income	5,468	9,433	23,305	26,458
Interest expenses, net of amounts capitalized	(128,794)	(104,667)	(492,391)	(376,722)
Other financing costs	(1,351)	(957)	(4,372)	(6,396)
Foreign exchange gains, net	4,524	1,047	2,232	3,904
Other income, net	992	1,217	2,748	3,930
Gain on extinguishment of debt	1,531	-	1,611	-

Total non-operating expenses, net	(117,630)	(93,927)	(466,867)	(348,826)

Loss before income tax	(212,013)	(293,411)	(401,908)	(1,091,931)
Income tax benefit (expense)	34,619	(618)	35,914	(5,236)

Net loss	(177,394)	(294,029)	(365,994)	(1,097,167)
Net loss attributable to noncontrolling interests	20,842	42,088	88,410	166,641

Net loss attributable to Melco Resorts & Entertainment Limited	$(156,552)	$(251,941)	$(277,584)	$(930,526)

Net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.119)	$(0.189)	$(0.211)	$(0.669)

Diluted	$(0.119)	$(0.189)	$(0.211)	$(0.669)

Net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.358)	$(0.566)	$(0.633)	$(2.007)

Diluted	$(0.358)	$(0.566)	$(0.633)	$(2.008)

Weighted average shares outstanding used in net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,311,270,775	1,335,283,346	1,314,605,173	1,391,154,836

Diluted	1,311,270,775	1,335,283,346	1,314,605,173	1,391,154,836

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,	December 31,
	2023	2022
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,310,715	$1,812,729
Restricted cash	27	50,992
Accounts receivable, net	91,638	55,992
Receivables from affiliated companies	797	630
Inventories	29,427	26,416
Prepaid expenses and other current assets	111,688	119,410
Assets held for sale	-	8,503

Total current assets	1,544,292	2,074,672

Property and equipment, net (3)	5,533,994	5,870,905
Intangible assets, net (3) (4)	304,652	43,610
Goodwill	81,582	81,606
Long-term prepayments, deposits and other assets	100,320	159,697
Receivables from an affiliated company	-	216,333
Restricted cash	125,094	124,736
Deferred tax assets, net	49,336	638
Operating lease right-of-use assets	62,356	58,715
Land use rights, net	582,782	670,872

Total assets	$8,384,408	$9,301,784

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$11,752	$6,730
Accrued expenses and other current liabilities (3) (4)	1,008,316	809,305
Income tax payable	28,183	11,610
Operating lease liabilities, current	19,685	12,761
Finance lease liabilities, current	35,307	34,959
Current portion of long-term debt, net	-	322,500
Payables to affiliated companies	377	761

Total current liabilities	1,103,620	1,198,626

Long-term debt, net	7,472,620	8,090,008
Other long-term liabilities (3) (4)	322,591	33,712
Deferred tax liabilities, net	34,959	39,677
Operating lease liabilities, non-current	53,858	55,832
Finance lease liabilities, non-current	187,474	198,291

Total liabilities	$9,175,122	$9,616,146

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets - continued

(In thousands, except share and per share data)

	December 31,	December 31,
	2023	2022
	(Unaudited)
Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,404,679,067 and 1,445,052,143 shares issued; 1,311,270,775 and 1,335,307,327 shares outstanding, respectively	$14,047	$14,451
Treasury shares, at cost; 93,408,292 and 109,744,816 shares, respectively	(255,068)	(241,750)
Additional paid-in capital	3,109,212	3,218,895
Accumulated other comprehensive losses	(98,599)	(111,969)
Accumulated losses	(4,007,536)	(3,729,952)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,237,944)	(850,325)
Noncontrolling interests	447,230	535,963

Total deficit	(790,714)	(314,362)

Total liabilities and deficit	$8,384,408	$9,301,784

(3)

On December 16, 2022, the Macau government awarded a ten-year concession to operate games of fortune and chance in casinos in Macau (the “Concession”) to Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032 and Melco Resorts Macau is authorized to operate the Altira Casino, the City of Dreams Casino and the Studio City Casino as well as the Grand Dragon Casino and the Mocha Clubs. Under the Concession, Melco Resorts Macau is obligated to pay the Macau government a fixed annual premium of Macau Patacas (“MOP”) 30,000 (equivalent to $3,729) plus a variable annual premium calculated in accordance with the number and type of gaming tables (subject to a minimum of 500 tables) and electronic gaming machines (subject to a minimum of 1,000 machines) operated by Melco Resorts Macau. The variable annual premium is MOP300 (equivalent to $37) for each gaming table reserved exclusively to certain kinds of games or players, MOP150 (equivalent to $19) for each gaming table not so exclusively reserved and MOP1 (equivalent to $0.1) for each electronic gaming machine.

On December 30, 2022, in accordance with the obligations under the letters of undertakings dated June 23, 2022, Melco Resorts Macau and certain subsidiaries of Melco, which hold the land lease rights for the properties on which the Altira Casino, City of Dreams Casino and Studio City Casino are located, executed a public deed pursuant to which the gaming and gaming support areas comprising the Altira Casino, City of Dreams Casino and Studio City Casino with an area of 17,128.8 square meters, 31,227.3 square meters and 28,784.3 square meters, respectively, and related gaming equipment and utensils (collectively as referred to the “Reversion Assets”), reverted to the Macau government, without compensation and free and clear from any charges or encumbrances, at the expiration of the previous subconcession in accordance with the Macau gaming law. The Reversion Assets that reverted to the Macau government at the expiration of the previous subconcession are currently owned by the Macau government. Under the terms of the Macau gaming law and the Concession, effective as of January 1, 2023, the Reversion Assets were transferred by the Macau government to Melco Resorts Macau for use in its operations during the Concession for a fee of MOP0.75 (equivalent to $0.09) per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession and such fee will increase to MOP2.5 (equivalent to $0.3) per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession (the “Fee”). As Melco Resorts Macau continues to be operated with the Reversion Assets in the same manner as under the previous subconcession, obtains substantially all of the economic benefits and bears all of the risks arising from the use of these assets, as well as assuming it will be successful in the awarding of a new concession upon expiry of the Concession, the Company continues to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

On January 1, 2023, the Company recognized an intangible asset and financial liability of $239,588, representing the right to use and operate the Reversion Assets, the right to conduct games of fortunes and chance in Macau and the unconditional obligation to make payments under the Concession. This intangible asset comprises the contractually obligated annual payments of fixed premium and variable premiums, as well as the Fee without considering the consumer price index under the Concession. The contractually obligated annual variable premium payments associated with the intangible asset were determined using the total number of gaming tables and the total number of electronic gaming machines that Melco Resorts Macau is currently approved to operate by the Macau government. In the accompanying condensed consolidated balance sheet, the noncurrent portion of the financial liability is included in “Other long-term liabilities” and the current portion is included in “Accrued expenses and other current liabilities”. The intangible asset is being amortized on a straight-line basis over the period of the Concession, being 10 years.

(4)

On June 26, 2017, the Cyprus government granted a gaming license (the “Cyprus License”) to an affiliate of Melco in Cyprus (the “Cyprus Subsidiary”) to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and, up until completion and opening of the integrated casino resort, a temporary casino facility) and up to four satellite casino premises in Cyprus for a term of 30 years, the first 15 years of which are exclusive. Pursuant to the Cyprus License agreement, the Cyprus Subsidiary is obligated to pay the Cyprus government an annual license fee for the integrated casino resort (and prior to opening of the integrated casino resort, the temporary casino) and any operating satellite casinos. The Cyprus License required the integrated casino resort to open by the extended deadline of June 30, 2023 as approved by the Cyprus government (the “Cyprus License Requirement”), failing which the Cyprus government would have been entitled to terminate the Cyprus License.

On June 28, 2023, upon fulfillment of the Cyprus License Requirement, the Company recognized an intangible asset of $73,928 and financial liability of $73,059, representing the right under the Cyprus License and the unconditional obligation to pay i) a minimum annual license fee for City of Dreams Mediterranean of Euros (“EUR”) 5,000 (equivalent to $5,535) per year; and ii) an aggregate annual license fee for three operating satellite casinos of EUR2,000 (equivalent to $2,214), during the term of the Cyprus License from June 28, 2023. In the accompanying condensed consolidated balance sheet, the noncurrent portion of the financial liability of the Cyprus License is included in “Other long-term liabilities” and the current portion is included in “Accrued expenses and other current liabilities”. The intangible asset is being amortized on a straight-line basis over the remaining period of the Cyprus License until June 2047.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income (Loss) Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
Net loss attributable to Melco Resorts & Entertainment Limited	$(156,552)	$(251,941)	$(277,584)	$(930,526)
Pre-opening costs	3,550	6,670	43,994	15,585
Development costs	1,202	-	1,202	-
Property charges and other	213,992	20,387	228,437	39,982
Gain on extinguishment of debt	(1,531)	-	(1,611)	-
Income tax impact on adjustments	(5,130)	(412)	(5,130)	(1,010)
Noncontrolling interests impact on adjustments	230	(3,015)	(13,906)	(7,796)

Adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited	$55,761	$(228,311)	$(24,598)	$(883,765)

Adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.043	$(0.171)	$(0.019)	$(0.635)

Diluted	$0.042	$(0.171)	$(0.019)	$(0.636)

Adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.128	$(0.513)	$(0.056)	$(1.906)

Diluted	$0.127	$(0.513)	$(0.056)	$(1.908)

Weighted average shares outstanding used in adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,311,270,775	1,335,283,346	1,314,605,173	1,391,154,836

Diluted	1,316,408,710	1,335,283,346	1,314,605,173	1,391,154,836

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended December 31, 2023
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other(5)	Corporate and Other	Total
Operating (loss) income	$(212,857)	$5,231	$104,471	$21,668	$26,012	$(9,246)	$(29,662)	$(94,383)
Payments to the Philippine Parties	-	-	-	-	9,813	-	-	9,813
Land rent to Belle Corporation	-	-	-	-	475	-	-	475
Pre-opening costs	-	-	3,946	(169)	-	(227)	-	3,550
Development costs	-	-	-	-	-	-	1,202	1,202
Depreciation and amortization	5,420	751	53,283	54,621	12,057	13,300	5,308	144,740
Share-based compensation	120	37	1,354	344	303	100	5,987	8,245
Property charges and other	207,608	-	3,144	871	181	809	1,379	213,992

Adjusted EBITDA	291	6,019	166,198	77,335	48,841	4,736	(15,786)	287,634
Corporate and Other expenses	-	-	-	-	-	-	15,786	15,786

Adjusted Property EBITDA	$291	$6,019	$166,198	$77,335	$48,841	$4,736	$-	$303,420

	Three Months Ended December 31, 2022
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(15,546)	$296	$(87,572)	$(63,343)	$7,620	$3,465	$(44,404)	$(199,484)
Payments to the Philippine Parties	-	-	-	-	2,016	-	-	2,016
Land rent to Belle Corporation	-	-	-	-	467	-	-	467
Pre-opening costs	-	-	-	1,429	-	5,241	-	6,670
Depreciation and amortization	5,153	1,317	59,266	33,585	12,657	1,394	8,503	121,875
Share-based compensation	437	160	7,999	861	912	396	17,184	27,949
Property charges and other	456	36	12,497	2,144	(120)	-	5,374	20,387

Adjusted EBITDA	(9,500)	1,809	(7,810)	(25,324)	23,552	10,496	(13,343)	(20,120)
Corporate and Other expenses	-	-	-	-	-	-	13,343	13,343

Adjusted Property EBITDA	$(9,500)	$1,809	$(7,810)	$(25,324)	$23,552	$10,496	$-	$(6,777)

(5)

Effective from June 12, 2023, with the soft opening of City of Dreams Mediterranean, the Cyprus Operations segment which previously included the operation of the temporary casino before its closure on June 9, 2023 and the licensed satellite casinos in Cyprus, has been renamed to City of Dreams Mediterranean and Other segment which included the operation of City of Dreams Mediterranean and the licensed satellite casinos in Cyprus.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Year Ended December 31, 2023
	Altira Macau	Mocha and Other (6)	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other(5)	Corporate and Other	Total
Operating (loss) income	$(232,871)	$23,328	$314,917	$1,382	$110,143	$(26,468)	$(125,472)	$64,959
Payments to the Philippine Parties	-	-	-	-	42,451	-	-	42,451
Land rent to Belle Corporation	-	-	-	-	1,911	-	-	1,911
Pre-opening costs	-	-	3,946	17,179	-	22,869	-	43,994
Development costs	-	-	-	-	-	-	1,202	1,202
Depreciation and amortization	23,175	3,795	230,034	185,389	49,979	29,845	21,179	543,396
Share-based compensation	300	87	6,602	1,425	1,184	456	25,419	35,473
Property charges and other	208,119	76	20,814	1,415	(216)	798	(2,569)	228,437

Adjusted EBITDA	(1,277)	27,286	576,313	206,790	205,452	27,500	(80,241)	961,823
Corporate and Other expenses	-	-	-	-	-	-	80,241	80,241

Adjusted Property EBITDA	$(1,277)	$27,286	$576,313	$206,790	$205,452	$27,500	$-	$1,042,064

	Year Ended December 31, 2022
	Altira Macau	Mocha and Other (6)	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(66,692)	$4,772	$(309,543)	$(251,946)	$55,365	$3,867	$(178,928)	$(743,105)
Payments to the Philippine Parties	-	-	-	-	28,894	-	-	28,894
Land rent to Belle Corporation	-	-	-	-	2,318	-	-	2,318
Pre-opening costs	-	-	-	2,941	-	12,644	-	15,585
Development costs	-	-	-	-	-	-	-	-
Depreciation and amortization	21,190	5,130	238,752	134,813	58,044	6,259	57,751	521,939
Share-based compensation	1,282	313	20,074	3,090	2,168	923	43,959	71,809
Property charges and other	1,200	76	18,557	5,938	137	3	14,071	39,982

Adjusted EBITDA	(43,020)	10,291	(32,160)	(105,164)	146,926	23,696	(63,147)	(62,578)
Corporate and Other expenses	-	-	-	-	-	-	63,147	63,147

Adjusted Property EBITDA	$(43,020)	$10,291	$(32,160)	$(105,164)	$146,926	$23,696	$-	$569

(6)

Effective from June 27, 2022, the Grand Dragon Casino, which focuses on mass market table games and was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
Net loss attributable to Melco Resorts & Entertainment Limited	$(156,552)	$(251,941)	$(277,584)	$(930,526)
Net loss attributable to noncontrolling interests	(20,842)	(42,088)	(88,410)	(166,641)

Net loss	(177,394)	(294,029)	(365,994)	(1,097,167)
Income tax (benefit) expense	(34,619)	618	(35,914)	5,236
Interest and other non-operating expenses, net	117,630	93,927	466,867	348,826
Depreciation and amortization	144,740	121,875	543,396	521,939
Property charges and other	213,992	20,387	228,437	39,982
Share-based compensation	8,245	27,949	35,473	71,809
Development costs	1,202	-	1,202	-
Pre-opening costs	3,550	6,670	43,994	15,585
Land rent to Belle Corporation	475	467	1,911	2,318
Payments to the Philippine Parties	9,813	2,016	42,451	28,894

Adjusted EBITDA	287,634	(20,120)	961,823	(62,578)
Corporate and Other expenses	15,786	13,343	80,241	63,147

Adjusted Property EBITDA	$303,420	$(6,777)	$1,042,064	$569

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
Room Statistics(7):
Altira Macau
Average daily rate (8)	$135	$96	$136	$97
Occupancy per available room	94%	49%	87%	42%
Revenue per available room (9)	$127	$47	$118	$41

City of Dreams
Average daily rate (8)	$199	$211	$201	$205
Occupancy per available room	93%	28%	86%	27%
Revenue per available room (9)	$186	$59	$173	$56

Studio City
Average daily rate (8)	$163	$100	$153	$111
Occupancy per available room	94%	32%	90%	28%
Revenue per available room (9)	$154	$32	$137	$31

City of Dreams Manila
Average daily rate (8)	$170	$140	$177	$177
Occupancy per available room	97%	96%	97%	95%
Revenue per available room (9)	$165	$134	$171	$167

City of Dreams Mediterranean and Other(5)
Average daily rate (8)	$341	N/A	$359	N/A
Occupancy per available room	53%	N/A	58%	N/A
Revenue per available room (9)	$181	N/A	$209	N/A

Other Information(10):
Altira Macau
Average number of table games	43	91	44	93
Average number of gaming machines	135	166	141	146
Table games win per unit per day (11)	$8,970	$780	$6,895	$737
Gaming machines win per unit per day (12)	$227	$81	$224	$116

Mocha and Other(6)
Average number of table games	18	25	17	25
Average number of gaming machines	855	897	874	935
Table games win per unit per day (11)	$4,439	$1,806	$4,850	$1,792
Gaming machines win per unit per day (12)	$287	$188	$291	$209

City of Dreams
Average number of table games	430	442	430	447
Average number of gaming machines	610	675	628	677
Table games win per unit per day (11)	$14,861	$3,036	$13,092	$3,361
Gaming machines win per unit per day (12)	$537	$141	$464	$140

Studio City
Average number of table games	246	277	246	277
Average number of gaming machines	643	671	661	700
Table games win per unit per day (11)	$11,936	$1,477	$9,239	$1,562
Gaming machines win per unit per day (12)	$418	$54	$343	$75

City of Dreams Manila
Average number of table games	266	261	267	274
Average number of gaming machines	2,296	2,218	2,297	2,266
Table games win per unit per day (11)	$3,026	$2,687	$3,390	$2,496
Gaming machines win per unit per day (12)	$270	$236	$248	$232

City of Dreams Mediterranean and Other(5)
Average number of table games	103	35	71	35
Average number of gaming machines	908	452	690	454
Table games win per unit per day (11)	$1,985	$2,978	$2,254	$2,190
Gaming machines win per unit per day (12)	$297	$472	$350	$394

(7)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(8)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(9)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(10)	Table games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(11)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(12)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis